RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

July 2, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Hanna Teshome

Re:	uKarma Corporation Amendment No. 1 to Registration Statement on Form SB-2 Filed June 28, 2007 File No. 333-143449

Dear Ms. Teshome:

On behalf of uKarma Corporation (the “Company” or “uKarma”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 9, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. We have also enclosed a clean copy and a redlined copy of our Amendment No. 1 to Registration Statement on Form SB-2 filed with the Comission June 28, 2007. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus Cover Page

1.	Please revise the first paragraph to say “sale” rather than “resale” and revise throughout the document accordingly.

We have revised the SB-2 accordingly.

2.
Your disclosure indicates that this is a self-underwritten “best efforts” offering. To avoid confusion, please delete from the cover page and throughout the prospectus all your references to a possible underwritten offering at some future date. Please note that to the extent you engage an underwriter at some future date after effectiveness of this registration statement, a post-effective amendment would be required as it would be a material change to the offering. Please revise accordingly.

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

We have revised the SB-2 accordingly.

3.
We note in the second paragraph that the offering will end on the date that all of the shares of common stock are sold; however on pages 2 and 12, you state that the offering period is for one year. Please revise for consistency or advise.

We have revised pages 2 and 12 accordingly. The offering will end on the date that all of the shares of common stock offered are sold.

4.
Please revise the last sentence in the third paragraph to state that the selling stockholders will sell their shares at the fixed price of $0.35 per share. In addition, please revise to clarify that you will apply to be quoted on the OTC Bulletin Board. Similar information in the summary should be revised as well.

We have revised the SB-2 accordingly. The selling stockholders will sell their shares at a fixed price of $0.35 until uKarma shares are quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary
Our Company, page 1

5.	Please revise the third paragraph to disclose that you have had no revenues since inception. Also, please revise to disclose that your auditors have issued a going concern opinion.

We have revised the third paragraph on page 1 accordingly.

Plan of Distribution, page 2

6.
Please revise the last paragraph to state that warrant exercise price of $1 is greater than the fixed price of $0.35 at which selling shareholders must sell their shares. In addition, please delete the term “initial” in the first sentence.

We have revised the last paragraph on page 2 accordingly.

Use of Proceeds, page 12

7.
We note your statement that if less than 60% of maximum subscription is attained that amounts will be adjusted appropriately. However, the order of priority for each proposed use of proceeds if less than that amount is sold remains unclear. Please refer to Item 504 of Regulation SB and revise your disclosure accordingly.

We have added the order of priority for each proposed use of proceeds if less than 60% of the maximum subscription is attained on page 13 of the SB-2.

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

Selling Stockholders, page 16

8.
Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

The Selling Stockholders table and footnotes beginning on page 16 have been revised accordingly to disclose the individuals who have voting and dispositive power with respect to shares offered for sale by all legal entities.

Business Experience, page 23

9.	Please revise to clarify Mr. Glaser’s business experience from July 2005 to the present.

Mr. Glaser’s business experience from July 2005 to the present has been revised accordingly on page 25 of the Form SB-2.

Preferred Stock, page 26

10.
In your first sentence you state that you have no shares of preferred stock outstanding. But, in the next sentence you state that all outstanding shares of preferred stock will be converted into common stock. Please revise or advise.

The Company has no shares of preferred stock outstanding, and we have revised the paragraph on page 27 accordingly to remove any implication that we have shares of preferred stock outstanding.

Warrants, page 26

11.
Please disclose the exercise price of the warrants held by Mark Lindon. In addition, please discuss all transactions in which warrants were issued in Part II of this registration statement “Recent Sales of Unregistered Securities.”

We have disclosed the exercise price of the warrants held by Mr. Lindon on page 27. Additionally, we have revised the section on “Market for Common Equity and Related Stockholder Matters” beginning on page 38 and the section on “Recent Sales of Unregistered Securities” beginning on page II-1 to include a discussion on all transactions in which warrants were issued.

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

Interest of Named Experts and Counsel, page 26

12.
Please revise to clarify that you are not registering the warrants to purchase 187,500 shares of common stock or advise. Also, please revise to clarify whether the shares you present are only those held by Richardson & Patel LLP, and separately disclose the amount of shares to be sold by members of the firm.

We have deleted the reference to warrants to purchase 187,500 shares of common stock, and have disclosed that Richardson & Patel LLP owns only 500,000 shares of the Company’s common stock, all of which are being registered for sale under the prospectus. We have clarified ownership of these 500,000 shares, and have also separately disclosed the amount of shares to be sold by principals and employees of Richardson & Patel LLP and RP Capital LLC, an entity controlled by principals of Richardson & Patel LLP. Please see page 28 of the SB-2 for these revisions.

Description of Business
Industry Overview, page 27

13.
Please revise to define the “healthy lifestyles and personal development industry.” Please describe the type of products and/or services provided by the industry. Also, please describe “nutraceutical products.” Furthermore, provide a source for all statistical data that you present. Additionally, please be advised that you must provide consents with respect to any statistics or other data that are not based on public information available for free or at a nominal cost. See Rule 436 of Regulation C. Alternatively, you may remove the reference to the third party or parties and attribute the applicable information to the company, based on its own research.

We have defined the “healthy lifestyles and personal development industry,” described the type of products and/or services provided by the industry, described “nutraceutical products,” and provided a source for all statistical data we present in this section. Any statistics or other data we provide in this section is public information available without a fee. Please see page 29 of the SB-2 for these revisions.

Our Business, page 28

14.
Please revise this entire section to eliminate marketing language, which we believe is inappropriate in a disclosure document. See, for example, your statements on page 28, “Our goal is to become a premier provider…”; “we are seeking to market the first blockbuster…” and “We intend to develop DVDs that will surpass the production value…”

We have deleted all marketing language in this section beginning on page 29 of the SB-2.

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

Distribution, Sales and Marketing, page 29

15.
In an appropriate section, please revise to describe how much you plan to charge for your various products. Also, please revise this section to provide a timeline for each of your marketing strategies as well as an estimate of cost. Revise to clearly describe each marketing strategy for investors, including the current status of each strategy. Finally, as appropriate, you should either quantify or provide more detail for terms such as “critical mass” and “virtual marketing.” Similarly revise your Product Development section on page 30.

We have revised the Distribution, Sales and Marketing section and Product Development section beginning on page 30 accordingly.

Management’s Discussions and Analysis and Plan of Operation
Plan of Operation, page 32

16.	Please provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. Refer to Item 3030(a)(1)(i) of Regulation S-B.

We have provided, in the MD&A beginning on page 33, a discussion of how long we can satisfy our cash requirements given our current amount of working capital.

17.	Please revise this section to update the status of your website and your infomercial. Accordingly, please update the status of your plans throughout MD&A.

We have revised the MD&A, beginning on page 33, accordingly.

Contractual Obligations, page 35

18.	We note footnote 2. Please revise to quantify and describe the formula for royalty payments due to Eric Paskel.

We have revised footnote 2 on page 37 accordingly.

Certain Relationships and Related Transactions, page 35

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

19.	Please create a risk factor in the risk factors section to describe the risks associated with the promissory notes to Mr. Glaser.

We have added a risk factor on page 7 accordingly.

Executive Compensation, page 38
Summary Financial Data, page 7

20.
Your discussion of the employment agreement with your CEO includes various items of compensation that do not appear to be included in the summary compensation table. The summary compensation table should cover all compensation to your named executive, including but not limited to, the performance bonus, the medical, pension, dental and life insurance benefits and the car allowance. To clarify the category of compensation under which to report the compensation, please refer to Item 402(a)(5) of Regulation S-B.

We have revised the Summary Compensation table on page 42 accordingly by including Mr. Glaser’s car allowance in the column for “All Other Compensation” pursuant to Item 402(a)(5) of Regulation S-B.

21.
We note that the employment agreement discussed in this section provides for salary increases based on certain targets, as well as a performance bonus based adjusted EBITDA. The descriptions of the criteria to be applied to determine the amounts payable under the agreement, however, are not clear. For example, is the salary increase based on either raising the financing or attaining certain revenues, or is it based on both? If so, how is it determined? To the extent it is based on revenues, what are cumulative gross revenues? What is the performance period for the performance bonus? What is the formula for calculating the performance bonus? Your disclosure should provide an explanation of the material terms of the agreement with the objective of providing a clear and understandable description of all the compensation covered. Please refer to Item 402(c) of Regulation S-B and revise your disclosure accordingly.

We have revised the paragraph on page 43 accordingly by clarifying the criteria to be applied to determine the amounts payable under Mr. Glaser’s employment agreement in accordance with Item 402(c) of Regulation S-B.

Consolidated Financial Statements, page F-1
Balance Sheets, page F-2

22.	Your presentation of “cost of production” as a current asset is not in accordance with paragraph 51 of SOP 00-2. Please revise your presentation accordingly.

We have revised the balance sheet accordingly.

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

Notes to the Unaudited Financial Statements, page F-5
Note 3: Cost of Production, page F-8

23.	As applicable, please provide the disclosures required by paragraphs 51 through 58 of SOP 00-2.

We have revised the financial statements to provide the disclosures required by paragraphs 51 through 58 of SOP 00-2.

Part II
Recent Sales of Unregistered Securities, page II-1

24.
Please revise this section to identify the “certain investors” and to provide the aggregate amount of consideration received in each transaction. Refer to Item 701 of Regulation S-B. Please also revise on page 36.

We have revised the section on “Market for Common Equity and Related Stockholder Matters” beginning on page 38 and the section on “Recent Sales of Unregistered Securities” beginning on page II-1 accordingly.

Undertakings, page II-2

25.	Please revise to provide the undertaking in Item 512(a)(4) of Regulation S-B.

We have revised this section beginning on page II-5 accordingly.

Signatures, page II-4

26.	In the next amendment, please have your controller or principal accounting officer sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

The Company’s Chief Financial Officer is Mr. Glaser who serves concurrently as Chief Executive Officer and Chairman of the Board. Mr. Glaser has signed Amendment No. 1 to Form SB-2 in such capacities. Please see the signature page.

Exhibit 5.1

27.
Please revise your opinion to clarify that you are opining on the 7,142,857 shares that the company is issuing. Your second paragraph refers to the Shares now issued and the Shares that may be issued upon the exercise of the warrants.

Hanna Teshome, Esq.
Securities and Exchange Commission
July 2, 2007

We have revised our opinion, filed as Exhibit 5.1, to clarify that we are opining on the 7,142,857 shares that the Company is issuing. We have also revised Exhibit 5.1 to reflect the change in the number of total shares being registered from 20,262,063 to 20,342,063, and the number of shares which may be issued to certain selling stockholders upon exercise of certain warrants from 5,827,000 to 5,907,000. These changes were made due to the addition of 80,000 shares issuable to Mark Abdou, a shareholder of the Company, upon exercise of a warrant issued in conjunction with a $20,000 loan made to the Company by Mr. Abdou on June 26, 2007.

28.	Please delete the last sentence of the opinion as it contains an inappropriate qualification on consent.

We have revised our opinion, filed as Exhibit 5.1, accordingly.

Other

29.	In accordance with Item 310(g) of Regulation S-B, please include audited financial statements for your December 31, 2006 fiscal year end.

We have filed audited financial statements for the Company’s December 31, 2006 fiscal year end as requested.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP

/s/ Ryan S. Hong
Ryan S. Hong, Esq.

cc: Mr. Bill Glaser, uKarma Corporation